Exhibit 99.1

N E W S  R E L E A S E

Siyata Mobile Issues Clarification Statement

Vancouver, BC – April 19, 2021 – Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”) wishes to clarify information related to the cease trade order (“CTO”) issued by the British Columbia Securities Commission (“BCSC”) on April 8, 2021, due to a financial reporting discrepancy on filing deadlines (Citation: “2021 BCSECCOM 140”, link here).

This CTO does not impact the trading of its common shares or warrants on the Nasdaq Capital Market, as specifically noted in the CTO, as outlined below:

“Despite this order, a beneficial securityholder of the Issuer who is not, and was not at the date of this order, an insider or control person of the Issuer, may sell securities of the Issuer acquired before the date of this order if both of the following apply:

1. the sale is made through a “foreign organized regulated market”, as defined in section 1.1 of the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada; and

2. the sale is made through an investment dealer registered in a jurisdiction of Canada in accordance with applicable securities legislation.”

The Company is working diligently to bring its Canadian filings up to date as outlined in the CTO.

Canadian investors who experience any difficulty in trading securities of the Company should provide a copy of the CTO to their broker and we invite that any further questions by directed to Daniel Kim at daniel@siyata.net, who can provide further assistance.

About Siyata Mobile

Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation PoC devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enables first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under the symbol “SYTAW”.

Visit siyatamobile.com and unidencellular.com/ to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Sales Department:

Glenn Kennedy, VP International Sales

Siyata Mobile Inc.

416-892-1823

glenn_kennedy@siyatamobile.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Siyata is using forward-looking statements in this press release when it discusses that the cease trader order only applies to its insiders and that the cease order will not impact trading of its securities on Nasdaq. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.